

Mail Stop 3561

February 22, 2016

Sean Conrad
President & Chief Executive Officer
GRCR Partners, Inc.
1771 Post Road East # 178
Westport, CT 06880

> **Re:** **GRCR Partners, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 8, 2016**
> **File No. 333-208814**

Dear Mr. Conrad:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2016 letter.

Use of Proceeds, page 15

1. We note your response to our prior comment 3. Please explain how the offering costs are being reduced from $50,000 to $25,000 if only 10% of the offering is sold, and reconcile this with your disclosure on page F-12 regarding the estimated expenses associated with the offering. In addition, since it appears that you would raise $25,000 if you sold 10% of the offering, please reconcile how you have $25,000 in offering costs and also have $12,500 remaining for market collateral and website development. We also note that with the 100%, 75% and 50% columns the total at the bottom of the table shows the amount of proceeds available to the company after subtracting the offering costs, while

the total at the bottom for the 10% column appears to include the offering costs. Please reconcile.

Financial Statements, page F-1

2. Please update the financial statements included in the filing pursuant to Rule 8-08 of Regulation S-X.

Signatures, page 49

3. We note that you did not update the dates on the signature page to this amendment. Please update accordingly in future amendments.

   You may contact Beverly Singleton at (202) 551-3328 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Daniel H. Luciano, Esq.